2555 Davie Road • Ft. Lauderdale, FL 33317 Phone 954.927.2044 • Fax 954.927.0446 www.makosurgical.com

August 13, 2010

BY EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeff Jaramillo, Branch Chief Julie Sherman, Staff Accountant

Re:	MAKO Surgical Corp. Form 10-K for the year ended December 31, 2009 filed March 10, 2010 Form 10-Q for the quarter ended March 31, 2010 filed May 7, 2010 File No. 001-33966

Ladies and Gentlemen:

Set forth below are the responses of MAKO Surgical Corp. (“Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 3, 2010 (the “Comment Letter”), with respect to the above-referenced filings.  For your convenience, set forth below are the Staff’s comments in bolded italics followed by the Company’s responses to the Staff’s comments in regular type.

Form 10-K for the year ended December 31, 2009

Financial Statements, page 75

Note 2. Summary of Significant Accounting Policies, page 83

Revenue Recognition, page 86

1.

We noted from your discussion on page 43 that certain of your RIO systems are subject to a customer acceptance period. Please tell us how you considered the customer acceptance period, as well as any return rights, as part of your revenue recognition policy. Please also revise future filings to disclose how your revenue recognition policies address the referenced matters.

The Company respectfully advises the Staff that generally no right of return is provided in connection with the sale of a RIO system.  Historically less than 7% of RIO system sales have provided for a customer acceptance period, following which the customer can either accept or return the RIO system.  For sales containing such an acceptance period, no revenue is recognized for the related RIO system sale until the customer has accepted the RIO system following the acceptance period.

United States Securities and Exchange Commission

August 13, 2010

The Company will revise its disclosure in future filings regarding its revenue recognition policies to include language similar to the following:

The Company’s sales contracts generally do not provide the customer with a right of return. If such a right is provided, all related revenues would be deferred until such right expires or is waived. In a limited number of RIO system sales, the Company’s agreement with a customer provides for a customer acceptance period, which typically does not exceed three months, following which the customer may either accept or return the RIO system.  No system revenue is recognized for these RIO system sales until the customer has unconditionally accepted the RIO system.

2.

We see that you provide a standard one year warranty in conjunction with the sale of your RIO System. Please revise future filings to provide the disclosures required by FASB ASC 460-10-50-8, as it relates to your product warranties.

The Company respectfully acknowledges the Staff’s comment and will provide the warranty disclosures required by FASB ASC 460-10-50-8 in its future filings. As of June 30, 2010, the Company’s warranty obligation was $401,000 and was not considered material.

Note 4. Selected Balance Components, page 93

Property and Equipment, page 93

3.	We see that you have approximately $2.6 million of consigned RIO systems and instruments. Please revise future filings to disclose the following:
•

The nature of the consigned systems, how they are used, and your accounting polices related to the systems, including why you consider the systems to be property, plant and equipment, rather than inventory;

•

The contractual terms through which you consign the systems, including the typical terms of the consignment, where the systems are located, and use of the systems while they are on consignment, if any, etc.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2010, beginning in the first quarter of 2010, implant instruments, which are comprised of tools and equipment that facilitate the implantation of the Company’s knee implants, are no longer included as components of a RIO system sale. To better reflect the economics of the implant instruments and be consistent with industry practice, undeployed implant instruments have been reclassified from inventory to property and equipment and depreciation expense on loaned implant instruments has been reclassified from cost of revenue – procedures to selling, general and administrative expense. Accordingly, the Company will provide disclosure similar to the following in its future filings for its consigned RIO systems and instruments:

United States Securities and Exchange Commission

August 13, 2010

The Company loans instrumentation to its customers, who use the instrumentation to perform MAKOplasty procedures in conjunction with using the RIO system. These loaned instrument sets are comprised of tools and equipment that facilitate the implantation of the Company’s knee implants (“Implant Instruments”). Implant Instruments loaned to customers are not part of the tangible product sold and title of Implant Instruments remains with the Company. Accordingly, Implant Instruments are classified as a long-lived asset and included as a component of property and equipment. Undeployed Implant Instruments are carried at cost, net of allowances for excess and obsolete instruments. Implant Instruments in the field are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on an estimated useful life of five years. The Company reviews instruments for impairment whenever events or changes in circumstances indicate that the carrying value of an instrument may not be recoverable. To better reflect the economics of the implant instruments and enhance comparability with other companies in our industry, depreciation expense on Implant Instruments has been reclassified from cost of revenue – procedures to selling, general and administrative expense. Depreciation expense for Implant Instruments was approximately $xxx,xxx and $xxx,xxx for the years ended December 31, 2010 and 2009, respectively.

Prior to 2010, Implant Instruments were also included as components of a RIO system sale and undeployed Implant Instruments were classified as inventory. Beginning in the first quarter of 2010, Implant Instruments are no longer included as components of a RIO system sale. To better reflect the economics of the Implant Instruments and be consistent with industry practice, undeployed Implant Instruments have been reclassified from inventory to property and equipment. As of December 31, 2010 and December 31, 2009, approximately $x.x million and $1.8 million, respectively, of undeployed Implant Instruments have been included as property and equipment.

The Company also enters into RIO system consignment arrangements for clinical evaluation and clinical research purposes with terms ranging from one to three years. Under the terms of such arrangements, the Company installs a RIO system at the customer site and retains title to the RIO system, while the customer has use of the RIO system and purchases the Company’s implants and disposables products. Depreciation expense on consigned RIO systems and instruments is classified in selling, general and administrative expense and is computed using the straight-line method based on the estimated useful life of three years. As of December 31, 2010, the Company had [x] consigned RIO systems.

United States Securities and Exchange Commission

August 13, 2010

4.	We also note that you have approximately $2.4 million of service and demonstration systems and instruments. Please revise future filings to disclose the following:
	•	The nature of the demonstration systems, how they are used, and your accounting polices related to the systems;
	•	The contractual terms through which you loan the systems, including the typical term of the loan, any associated requirements that the borrower purchase any disposable products or services; and
	•	How you record related amortization expense.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not loan its service and demonstration RIO systems to customers, except for temporary RIO system placements at customer sites under warranty and extended warranty agreements during the limited period in which the customer’s RIO system is being serviced. The Company will provide disclosure similar to the following in its future filings for its service and demonstration RIO systems and instruments:

The Company’s service and demonstration RIO systems and instruments consist of RIO systems, Implant Instruments, service tools and equipment, and MAKOplasty procedure models used for sales demonstrations, surgeon training, and temporary RIO system placements at customer sites under warranty and extended warranty agreements. Depreciation expense on service and demonstration RIO systems and instruments is classified in selling, general and administrative expense and is computed using the straight-line method based on an estimated useful life of three years.

Note 5. Related Parties, page 93

Restricted Stock and Note Receivable from Related Party, page 94

5.

We see your disclosure that the fair values of (certain) common stock was initially determined by the board of directors and was validated as reasonable in a March 2007 valuation by an independent valuation firm. Please tell us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the independent valuation firm evaluated the reasonableness of management’s fair value estimates of our common stock; however, the Company acknowledges that management is responsible for determining the fair values of the Company’s common stock. Accordingly, the Company advises the Staff that, to the extent disclosure is required in future filings, the Company will remove references to the independent valuation firm.

United States Securities and Exchange Commission

August 13, 2010

Securities Purchase Agreement, page 95

6.

We see that you issued 6.5 million shares of common stock and warrants to purchase 1.3 million shares of common stock in connection with the Securities Purchase Agreement in October 2008. Please tell us how you valued and accounted for the warrants that were issued in conjunction with the shares. Cite the U.S. GAAP accounting guidance upon which you based your accounting.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that FASB ASC 815-10-15-74 specifies that a contract that would otherwise meet the definition of a derivative under that subtopic should not be considered a derivative financial instrument for purposes of applying that subtopic if such contract issued or held by the reporting entity is both (a) indexed to the reporting entity’s own stock and (b) classified in stockholders' equity in the reporting entity’s statement of financial position.

The warrants issued under the Securities Purchase Agreement were determined to be both (a) indexed to the Company’s own stock pursuant to FASB ASC 815-40-15 and (b) classified in stockholders' equity pursuant to ASC 815-40-25 and therefore meet the scope exception in FASB ASC 815-10-15-74. As such, the common stock and warrants issued under the Securities Purchase Agreement were recorded at the cash consideration received and reported in permanent equity. The Company does not account for the warrants as a derivative instrument. Subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity (FASB ASC 815-40-35-2).

Note 7. Commitments and Contingencies, page 96

Development Agreement, page 97

7.	Please revise future filings to disclose the term of the development agreement and corresponding period over which you are recording the expense on a straight line basis.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the term of the development agreement is from June 2009 through the achievement of the final development milestone, which is expected to occur by August 31, 2010. Accordingly, the Company is recording expense incurred under the development agreement on a straight line basis over the period development services are expected to be performed. The Company will disclose in its future filings the expected term of the development agreement and the corresponding period over which it is recording the expense on a straight line basis.

United States Securities and Exchange Commission

August 13, 2010

Form 10-Q for the period ended March 31, 2010

Financial Statements, page 1

Notes to Condensed Financial Statements, page 4

Note 2. Summary of Significant Accounting Policies, page 4

Revenue Recognition, page 5

8.

We see your disclosure that you have elected to early adopt FASB ASC Update 2009-13 regarding multiple deliverables. Please revise your future filings to include a more detailed description of your multiple-deliverable arrangements, the significant deliverables within your arrangement, general timing of delivery or performance of such deliverables and the related revenue recognition, and the significant factors and estimates used to determine vendor specific objective evidence, third party evidence or estimated selling prices. Please provide us with your proposed disclosures as part of your response.

The Company respectfully acknowledges the Staff’s comment and proposes including disclosure similar to the following in its future filings for revenue recognition:

Revenue Recognition

Revenue is generated: (1) from unit sales of the Company’s RIO system, including associated instrumentation, installation services and training; (2) from sales of implants and disposable products; and (3) by providing extended warranty services. The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred. For all sales, the Company uses either a signed agreement or a binding purchase order as evidence of an arrangement.

The Company’s multiple-element arrangements are generally comprised of the following elements that qualify as separate units of accounting: (1) RIO system sales; (2) sales of implants and disposable products; and (3) extended warranty services on the RIO system hardware. The Company’s revenue recognition policies generally result in revenue recognition at the following points:

1.

RIO system sales: Revenues related to RIO system sales are recognized upon installation of the system and training of at least one surgeon, which typically occurs prior to or concurrent with the RIO system installation.

2.	Procedure revenue: Revenues from the sale of implants and disposable products utilized in MAKOplasty procedures is recognized at the time of sale (i.e., at the time of the related surgical procedure).

3.

Service revenue: Revenues from extended warranty services on the RIO system hardware, is deferred and recognized ratably over the service period until no further obligation exists. Costs associated with providing extended warranty services are expensed to cost of revenue as incurred.

United States Securities and Exchange Commission

August 13, 2010

A portion of the Company’s end-user customers acquire the RIO system through a leasing arrangement with one of a number of qualified third-party leasing companies. In these instances, the Company typically sells the RIO system to the third-party leasing company, and the end-user customer enters into an independent leasing arrangement with the third-party leasing company. The Company recognizes RIO system revenue for a RIO system sale to a third-party leasing company on the same basis as a RIO system sale directly to an end-user customer. The Company sells implants and disposable products utilized in MAKOplasty procedures directly to end-user customers under a separate agreement.

The Company’s sales contracts generally do not provide the customer with a right of return. If such a right is provided, all related revenues would be deferred until such right expires or is waived. In a limited number of RIO system sales, the Company’s agreement with a customer provides for a customer acceptance period, which typically does not exceed three months, following which the customer may either accept or return the RIO system.  No system revenue is recognized for these RIO system sales until the customer has unconditionally accepted the RIO system.

Effective January 1, 2010, the Company early adopted the Financial Accounting Standards Board (“FASB”) Accounting Standard Update No. 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force (“ASU 2009-13”) and Update No. 2009-14, Certain Revenue Arrangements That Include Software Elements, a consensus of the FASB Emerging Issues Task Force  (“ASU 2009-14”) on a prospective basis for applicable transactions originating or materially modified after December 31, 2009. In accordance with ASU 2009-13 (as codified under Accounting Standards Codification (“ASC”) 605-25, Multiple-Element Arrangements) and ASU 2009-14, the Company allocates arrangement consideration to the RIO systems and associated instrumentation, its implants and disposables and its extended warranty services based upon the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence (“VSOE”) of fair value of the respective elements, third-party evidence of selling price (“TPS”), or best estimate of selling price.

The Company has established VSOE of fair value for its RIO system and TPS for its implants and disposables and its extended warranty services.

The Company’s RIO system includes software that is essential to the functionality of the product. Since the RIO systems software and non-software components function together to deliver the RIO systems’ essential functionality, they are considered one deliverable that is excluded from the software revenue recognition guidance under ASU 2009-13 and ASU 2009-14.

Prior to the adoption of ASU 2009-13 and ASU 2009-14, the Company accounted for the sale of the RIO systems and associated instrumentation pursuant to ASC 985-605, Software – Revenue Recognition, which required the Company to allocate arrangement consideration to the RIO systems and associated instrumentation based upon VSOE of fair value of the respective elements. Had the new accounting guidance been applied to revenue at the beginning of 2009, the resultant revenue and net loss for the year ended December 31, 2009 would have been substantially the same.

Subsequent to December 31, 2008, the Company no longer manufactures TGS units, to which associated TGS sales arrangements required it to provide upgrades and enhancements, through and including the delivery of the RIO system. The Company commercially released the RIO system in the first quarter of 2009. Sales arrangements for RIO systems do not require the Company to provide upgrades and enhancements. As a result, revenues related to RIO system sales are generally recognized upon installation of the system and training of at least one surgeon.

United States Securities and Exchange Commission

August 13, 2010

For sales of TGS units through December 31, 2008, VSOE of fair value was not established for upgrades and enhancements (through and including delivery of the RIO system), which the TGS sales arrangements required the Company to provide. Accordingly, prior to delivery of the RIO system, sales of TGS units were recorded as deferred revenue and the direct cost of revenue associated with the sale of TGS units was recorded as deferred cost of revenue. Revenue for all previously deferred TGS sales was recognized in our statement of operations during the nine months ended September 30, 2009, upon delivery of the RIO system. As of September 30, 2010, the deferred revenue balance consists primarily of deferred service revenue as discussed below.

Deferred Revenue

Deferred revenue consists of deferred service revenue and deferred system revenue. Deferred service revenue results from the advance payment for services to be delivered over a period of time, usually in one-year increments. Service revenue is recognized ratably over the service period. Deferred system revenue arises from timing differences between the installation of RIO systems and satisfaction of all revenue recognition criteria consistent with the Company’s revenue recognition policy. Deferred revenue expected to be realized within one year is classified as a current liability. The deferred revenue balance as of September 30, 2010 consists primarily of deferred service revenue for extended warranty services on the RIO system hardware.

Note 6. Related Party Transactions, page 10

9.

We see you completed the acquisition of all of the intellectual property of Z-Kat in February 2010 for 230,458 shares of common stock. While we see that you disclose that this was treated as a related party transaction, your valuation of the stock issued and related accounting for the intellectual property remains unclear from your disclosure. Please clarify for us how you accounted for the acquisition and how you valued the related technology.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it closed the transaction to acquire substantially all of the intellectual property assets of Z-Kat, Inc. and issued 230,458 shares of its common stock to Z-Kat, Inc. in consideration for the intellectual property transferred on February 25, 2010. Although considered a related party transaction, the related parties were not under common control. The consideration of 230,458 shares of the Company’s common stock paid for the intellectual property was based on a bona fide independent third party offer received by Z-Kat, Inc. for the intellectual property and was also based on a valuation of the intellectual property by a reputable third-party intellectual property valuation firm engaged by Z-Kat, Inc.

FASB ASC 505-50-30-11 requires the measurement date to be the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached or the date at which the counterparty’s performance is complete. Accordingly, the measurement date of the common stock was February 25, 2010 and the value of the intellectual property acquired of $3,053,569 was based on the closing price per share of the Company’s common stock of $13.25 on February 25, 2010. The transaction was measured based on the fair value of the common stock issued, as it is more reliably measured than the value of the intellectual property received.

United States Securities and Exchange Commission

August 13, 2010

The Company will include disclosure similar to the following in its future filings for the acquisition of the intellectual property of Z-Kat, Inc.:

In February 2010, the Company completed the acquisition of substantially all of the intellectual property portfolio of Z-Kat, Inc. (“Z-Kat”).  The terms of the Asset Purchase Agreement between the Company and Z-Kat (the “Asset Purchase Agreement”) terminated the Company’s prior licenses with Z-Kat, including Z-Kat’s nonexclusive sublicense to the Company’s intellectual property portfolio, and transferred to the Company ownership rights to certain intellectual property assets for core technologies in computer assisted surgery (“CAS”), haptics and robotics, including U.S. and foreign patents and patent applications, proprietary software and documentation, trade secrets and trademarks owned by Z-Kat, and certain contractual and other rights to patents, patent applications and other intellectual property licensed to Z-Kat under licenses. In connection with the acquisition, the Company also entered into a new license agreement with Z-Kat (the “License Agreement”) pursuant to which the Company obtained an exclusive worldwide, fully transferable, perpetual, royalty-free and fully paid-up sublicense to certain intellectual property for technologies in CAS licensed by Z-Kat.  This new License Agreement expands the Company’s rights in this intellectual property from the field of orthopedics to the medical field generally.  Certain of the Company’s rights under the Asset Purchase Agreement and License Agreement remain subject to any prior license granted by Z-Kat, including a license to Biomet Manufacturing Corp. In consideration for consummation of the transactions contemplated by the Asset Purchase Agreement and License Agreement, the Company issued 230,458 shares of its unregistered common stock to Z-Kat in a private placement, which was treated as a related party transaction because certain directors and executive officers of the Company had a material interest in Z-Kat by virtue of their ownership of Z-Kat stock. The Company and Z-Kat are not entities under common control. The Asset Purchase Agreement and License Agreement were approved by the independent members of the board of directors and audit committee of the Company. The value of the intellectual property acquired under the Asset Purchase Agreement of $3.1 million was based on the closing price per share of $13.25 of the Company’s common stock on February 25, 2010, the date the transaction was closed.

*               *              *              *

In addition at the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*               *              *              *

If the Staff has any questions concerning this letter or if you would like any additional information, please do not hesitate to contact the undersigned at 954-927-2044, ext 313.

Sincerely,

MAKO Surgical Corp.

By:	/s/ Fritz L. LaPorte
Name:	Fritz L. LaPorte
Title:	Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer